Exhibit 2.1

Execution Copy

SECOND AMENDMENT TO THE AGREEMENT AND PLAN OF MERGER

THIS SECOND AMENDMENT TO THE AGREEMENT AND PLAN OF MERGER is made as of February 6, 2024 (this “Amendment”) by and among Battalion Oil Corporation, a Delaware corporation (the “Company”), Fury Resources, Inc., a Delaware corporation (“Parent”), and San Jacinto Merger Sub, Inc., a Delaware corporation (“Merger Sub”).

WHEREAS, the Company, Parent and Merger Sub are parties to that certain Agreement and Plan of Merger, dated as of December 14, 2023 (the “Agreement”), which was amended pursuant to that certain First Amendment to the Agreement and Plan of Merger, dated as of January 23, 2024; and

WHEREAS, the Company, Parent and Merger Sub desire to amend certain terms of the Agreement to the extent provided herein.

NOW, THEREFORE, in consideration of foregoing and the mutual covenants and agreements contained herein, the parties, intending to be legally bound, agree as follows:

1.Amendments.
a.Amendments to Section 1.1.
1.Definition of “Closing Failure Fee”. The definition of “Closing Failure Fee” in Section 1.1 of the Agreement is hereby deleted and replaced in its entirety with the following language:

“Closing Failure Fee” means an amount equal to the Initial Deposit Escrow Amount plus the Subsequent Deposit Escrow Amount.

2.Definition of “Closing Superior Proposal”. The definition of Company Superior Proposal in Section 1.1 of the Agreement is hereby deleted and replaced in its entirety with the following language:

“Company Superior Proposal” means a bona fide, written Company Takeover Proposal (with references to twenty percent (20%) and eighty percent (80%) being deemed to be replaced with references to fifty percent (50%), respectively) by a third party, which the Company Board (after considering the recommendation of the Company Special Committee) determines in good faith, after consultation with the Company’s outside legal and financial advisors, to be more favorable from a financial point of view to the Company and its stockholders than the Transactions (including any adjustment to the terms of the Transactions proposed by Parent pursuant to clause (B) of Section 6.4(d) and taking in consideration the timing and likelihood of consummation of such Company Superior Proposal).

3.Definition of “Company Termination Fee”. The definition of Company Termination Fee in Section 1.1 of the Agreement is hereby deleted and replaced in its entirety with the following language:

“Company Termination Fee” means an amount equal to $3,500,000.

4.Definition of “Hutchings Sealy #4 Well”. The definition of “Hutchings Sealy #4 Well” in Section 1.1 of the Agreement is hereby deleted in its entirety.
5.Definition of “Qualified Additional Financing Documents”. The definition of Qualified Additional Financing Documents in Section 1.1 of the Agreement is hereby deleted and replaced in its entirety with the following language:

“Qualifying Additional Financing Documents” means Additional Financing Documents that contemplate Additional Financing in an amount equal to $100,000,000, in the aggregate.

6.Definition of “Specified Development Obligations”. The definition of “Specified Development Obligations” in Section 1.1 of the Agreement is hereby deleted in its entirety.
b.Amendment to Article IV. The lead-in to Article IV of the Agreement is hereby deleted and replaced in its entirety with the following language:

Except as (x) disclosed in the Company SEC Documents filed with, or furnished to, the SEC and publicly available prior to the date hereof (excluding any disclosures set forth in any “risk factors,” “forward-looking statements” and similar disclosures to the extent cautionary, predictive or forward-looking in nature, but including any factual information contained within such statements), or in the disclosure schedule delivered by the Company to Parent concurrently with the execution of this Agreement (the “Company Disclosure Letter”) (each section of which qualifies the correspondingly numbered representation or warranty specified therein and any such other representations or warranties where its applicability to, relevance as an exception to, or disclosure for purposes of, such other representation or warranty is reasonably apparent), or (y) except as has not had or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company represents and warrants to Parent and Merger Sub as follows:

c.Amendment to Section 6.2(a). Section 6.2(a) of the Agreement is hereby deleted and replaced in its entirety with the following language:

During the Interim Period, other than (i) as expressly required or permitted by this Agreement, (ii) with the prior written consent of Parent (not to be unreasonably withheld, delayed or conditioned), (iii) as required by or reasonably responsive to a request or requirement of a Governmental Authority, applicable Law or the rules and regulations of the NYSE American, (iv) any actions taken reasonably and in good faith in response to or as a result of COVID-19 or in response to or to comply with COVID-19 Measures or (v) as set forth in Section 6.2(a) of the Company Disclosure Letter (the exceptions in clauses (i)-(v), the “Interim Covenant Exceptions”), the Company shall, and shall cause its Subsidiaries to (x) use commercially reasonable efforts to conduct their respective businesses in all material respects in the ordinary course consistent with past practice, and (y) use commercially reasonable efforts to maintain and preserve intact, in all material respects, their respective business organizations; provided that no action by the Company or its Subsidiaries with respect to matters specifically addressed by any provision of Section 6.2(b) or Section 6.20 (subject to the exceptions set forth therein) shall be deemed a breach of this sentence, unless such action would constitute a breach of such other provision.

d.Amendment to Section 6.4(a). Section 6.4(a) of the Agreement is hereby deleted and replaced in its entirety with the following language:

(i) Solicitation or Negotiation Prior to Delivery of Evidence of Funding. From and after the date of this Agreement until the date on which Parent delivers Evidence of Funding to the Company pursuant to Section 6.10(a)(ix), the Company, its Subsidiaries and each of its and their respective Representatives shall have the right to (A) solicit, initiate, or knowingly encourage or facilitate any proposal or offer or any inquiries regarding the making of any proposal or offer, including any proposal or offer to its stockholders, that constitutes, or could reasonably be expected to lead to, a Company Takeover Proposal, or (B) engage in, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any other Person any information with respect to, any inquiry, proposal or offer that constitutes, or could reasonably be expected to lead to, a Company Takeover Proposal.

(ii) No Solicitation or Negotiation After Delivery of Evidence of Funding.  Except as expressly permitted by this Section 6.4, from the date on which Parent delivers Evidence of Funding to the Company pursuant to Section 6.10(a)(ix) until the earlier to occur of the termination of this Agreement pursuant to Article VIII and the Effective Time, the Company shall not, and shall cause each of its Subsidiaries and its and their respective officers and directors, and shall instruct its and its Subsidiaries’ other Representatives not to, directly or indirectly, (A) solicit, initiate, or knowingly encourage or facilitate any proposal or offer or any inquiries regarding the making of any proposal or offer, including any proposal or offer to its stockholders, that constitutes, or could reasonably be expected to lead to, a Company Takeover Proposal, or (B) engage in, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any other Person any information with respect to, any inquiry, proposal or offer that constitutes, or could reasonably be expected to lead to, a Company Takeover Proposal (other than, in response to an unsolicited inquiry that did not arise from a breach of this Section 6.4(a), solely to ascertain facts from the Person making such Company Takeover Proposal consistent with its fiduciary duties about such Company Takeover Proposal and the Person that made it, and to refer the inquiring Person to this Section 6.4).  Upon delivery by Parent of Evidence of Funding to the Company pursuant to Section 6.10(a)(ix), the Company shall, and the Company shall cause its Subsidiaries, and its and their respective officers and directors to, and shall cause its and its Subsidiaries’ other Representatives to, immediately cease any and all existing solicitation, discussions or negotiations with any Persons (or provision of any non-public information to any Persons) with respect to any inquiry, proposal or offer that constitutes, or could reasonably be expected to lead to, a Company Takeover Proposal.  Upon delivery by Parent of Evidence of Funding to the Company pursuant to Section 6.10(a)(ix), the Company shall promptly (I) request in writing that each Person that has heretofore executed a confidentiality agreement within the six (6) month period immediately preceding such date in connection with its consideration of a Company Takeover Proposal or potential Company Takeover Proposal promptly destroy or return to the Company all non-public information heretofore furnished by the Company or any of its Representatives to such Person or any of its Representatives in accordance with the terms of such confidentiality agreement and (II) terminate access to any physical or electronic data rooms relating to a possible Company Takeover Proposal by such Person and its Representatives.

(iii) Waiver of Standstills. Notwithstanding anything in this Agreement to the contrary, the Company may, in its sole and absolute discretion, terminate, waive, amend, release or modify any standstill provision of any confidentiality or standstill agreement to which the Company is a party with respect to any Company Takeover Proposal or potential Company Takeover Proposal, and any such action taken by the Company, in and of itself, shall not be deemed a breach of any provision of this Agreement in any respect.

e.Amendment to Section 6.4(b). Section 6.4(b) of the Agreement is hereby deleted and replaced in its entirety with the following language:

Superior Proposals.  Notwithstanding anything to the contrary contained in this Agreement, if at any time from and after the date hereof and prior to obtaining the Company Stockholder Approval, the Company receives a written Company Takeover Proposal that is not withdrawn from any Person (and, if such written Company Takeover Proposal is received after the date that Parent delivers Evidence of Funding to the Company pursuant to Section 6.10(a)(ix), such written Company Takeover Proposal did not result from a material breach of Section 6.4(a)(ii)), and if the Company Board (after considering the recommendation of the Company Special Committee) has determined in good faith, after consultation with the Company’s independent financial advisor and outside legal counsel, (i) that such Company Takeover Proposal is bona fide and constitutes or could reasonably be expected to lead to a Company Superior Proposal, and (ii) failure to take the actions set forth in clauses (A) and (B) below would be inconsistent with its fiduciary duties under applicable Law, then the Company and its Representatives may, in response to such Company Takeover Proposal, (A) furnish, pursuant to an Acceptable Confidentiality Agreement, information (including non-public information) with respect to the Company and its Subsidiaries and afford access to the business, properties, assets, books, records or other non-public information, or to any personnel, of the Company or any of its Subsidiaries to the Person that has made such written Company Takeover Proposal and its Representatives (provided that the Company shall, prior to or concurrently with the delivery to such Person, provide to Parent any information concerning the Company or any of its Subsidiaries that is provided or made available to such Person or its Representatives unless such information has been previously provided to Parent) and (B) engage in or otherwise participate in discussions or negotiations with the Person making such Company Takeover Proposal and its Representatives regarding such Company Takeover Proposal; provided that the Company and its Representatives may contact any Person in writing (with a request that any response from such Person is in writing) with respect to a Company Takeover Proposal to clarify any ambiguous terms and conditions thereof which are necessary to determine whether the Company Takeover Proposal constitutes a Company Superior Proposal

(without the Company Board (or any committee thereof, including the Company Special Committee) being required to make the determination in the foregoing clauses (i) and (ii)).  The Company shall promptly (and in any event within twenty-four (24) hours) notify Parent in writing if the Company Board makes the determinations set forth in this Section 6.4(b), and shall not take any of the actions set forth in clauses (A) and (B) prior to providing such notice.

f.Amendment to Section 6.4(d). The second sentence of Section 6.4(d) of the Agreement is hereby deleted and replaced in its entirety with the following language:

Notwithstanding anything to the contrary set forth in this Agreement, prior to obtaining the Company Stockholder Approval, the Company Board, after considering the recommendation of the Company Special Committee, or the Company Special Committee may, in response to a Company Superior Proposal received by the Company after the date of this Agreement that, if received after the date on which Parent delivers Evidence of Funding to the Company pursuant to Section 6.10(a)(ix), did not result from a material breach of Section 6.4(a), (x) make a Change of Recommendation, or (y) cause the Company to validly terminate this Agreement in accordance with Section 8.1(d)(ii) in order to enter into a binding Company Acquisition Agreement with respect to such Company Superior Proposal; provided that prior to making such Change of Recommendation or terminating this Agreement in accordance with Section 8.1(d)(ii), (A) the Company shall have given Parent at least five (5) Business Days’ prior written notice of its intention to take such action, including a summary of the material terms and conditions of, and the identity of the Person making any such Company Superior Proposal and contemporaneously provide to Parent a copy of the Company Superior Proposal and a copy of any proposed Company Acquisition Agreement and any other relevant transaction documents, (B) during such five (5)-Business Day period following the date on which such notice is received, the Company shall and shall cause its Representatives to, negotiate with Parent in good faith (to the extent Parent wishes to negotiate) to make such adjustments to the terms and conditions of this Agreement as Parent may propose, (C) upon the end of such notice period (or such subsequent notice period as contemplated by clause (D)), the Company Board (after considering the recommendation of the Company Special Committee) shall have considered in good faith any revisions to the terms of this Agreement proposed in writing by Parent, and shall have determined, after consultation with the Company’s independent financial advisor and outside legal counsel, that the Company Superior Proposal would nevertheless continue to constitute a Company Superior Proposal and the failure to make a Change of Recommendation or terminate this Agreement, as applicable, would be inconsistent with its fiduciary duties under applicable Law, and (D) in the event of any change to any of the financial terms (including the form, amount and timing of payment of consideration) or any other material terms of such Company Superior Proposal, the Company shall, in each case, have delivered to Parent an additional notice consistent with that described in clause (A) above of this proviso and a new notice period under clause (A) of this proviso shall commence (provided that the notice period thereunder shall only be three (3) Business Days) during which time the Company shall be required to comply with the requirements of this Section 6.4(d) anew with respect to such additional notice, including clauses (A) through (D) above of this proviso.  Notwithstanding anything to the contrary contained herein, neither the Company nor any of its Subsidiaries shall enter into any Company Acquisition Agreement unless this Agreement has been terminated in accordance with its terms.

g.Amendment to Section 6.20. Section 6.20 of the Agreement is hereby deleted and replaced in its entirety with the following language:

6.20[Intentionally Omitted]

h.Amendment to Section 7.2(a). Section 7.2(a) of the Agreement is hereby deleted and replaced in its entirety with the following language:

The obligations of Parent and Merger Sub to complete the Closing and effect the Merger under Article III are further subject to the satisfaction (or waiver in writing by Parent and Merger Sub) of the following conditions precedent on or before the Effective Time: each of the representations and warranties of the Company contained in this Agreement shall be true and correct as of the date hereof and as of the Closing Date (without giving effect to any “materiality” or “Company Material Adverse Effect” qualifiers) as though made on and as of such date and time (except to the extent that any such representation and warranty speaks as of any earlier date, in which case such representation and warranty shall be true and correct as of such earlier date), except, in each case, for such failures to be true and correct as have not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

i.Amendment to Section 8.1(d)(iv).   Section 8.1(d)(iv) of the Agreement is hereby deleted and replaced in its entirety with the following language:

if Parent fails to deliver Qualifying Additional Financing Documents to the Company on or before 5:00 p.m. Central Time on February 15, 2024;

j.Amendment to Section 8.1(d)(vi).   The reference to “February 5, 2024” in Section 8.1(d)(vi) of the Agreement is hereby amended to be “February 15, 2024”.
k.Amendment to Section 8.3(b)(iv).   Section 8.3(b)(iv) of the Agreement is hereby deleted and replaced in its entirety with the following language:

this Agreement is terminated (A) for any reason pursuant to Section 8.1 other than (x) those contemplated by clause (B) below or (y) under circumstances in which the Company Termination Fee is payable to Parent pursuant to Section 8.3(b)(i) or Section 8.3(b)(ii), then the Company shall retain the Initial Escrow Deposit Amount (it being understood that such retention shall be deemed to be a payment by Parent to the Company of the Closing Failure Fee in an amount equal to the Initial Escrow Deposit Amount), or (B) (1) by the Company pursuant to Section 8.1(d)(i), Section 8.1(d)(iii), Section 8.1(d)(iv), Section 8.1(d)(v) or Section 8.1(d)(vi) or (2) by either Parent or the Company pursuant to Section 8.1(b) under circumstances where the Company would have been entitled to terminate this Agreement pursuant to Section 8.1(d)(i), Section 8.1(d)(iii), Section 8.1(d)(iv), Section 8.1(d)(v) or Section 8.1(d)(vi), and in the case of the foregoing clauses (1) and (2), such termination takes place after 5:00 p.m. Central

Time on February 5, 2024, then the Company shall retain the Initial Escrow Deposit Amount as contemplated by the immediately preceding clause (A) (it being understood that such retention shall be deemed to be a partial payment by Parent to the Company of the Closing Failure Fee in an amount equal to the Initial Escrow Deposit Amount) and Parent shall pay to the Company the remainder of the Closing Failure Fee in accordance with Section 8.4(b)(iii).

l.New Section 8.3(l).   Section 8.3 of the Agreement is hereby amended to include the following language as new subsection (l):

In connection with any losses or damages suffered by any Parent Related Party as a result of the failure of the Transactions to be consummated or for a breach or failure to perform hereunder or otherwise, other than in circumstances in which Parent is entitled to receive the Company Termination Fee in accordance with Section 8.3(b)(i) or Section 8.3(b)(ii) (in which case Sections 8.3(f) and (m) shall apply), Parent agrees, on behalf of itself and the Parent Related Parties, that the maximum aggregate monetary liability of the Company and the Company Related Parties shall be limited to an amount equal to the Company Termination Fee as determined in accordance with Section 8.3(b)(i) or Section 8.3(b)(ii), as applicable, plus, if applicable, the Initial Escrow Deposit Amount (to the extent that Parent is entitled to the return of such amount pursuant to Section 8.3(m)) and in no event shall Parent or any Parent Related Party seek or be entitled to recover from the Company or any Company Related Parties, and Parent on behalf of itself and the Parent Related Parties hereby irrevocably waives and relinquishes any right to seek or recover, any monetary damages in the aggregate in excess of such amount, including for the liability of the Company in the case of Willful Breach.

m.New Section 8.3(m).   Section 8.3 of the Agreement is hereby amended to include the following language as new subsection (m):

Notwithstanding anything in this Agreement to the contrary, in the event that (i) the Full Escrow Funding has been consummated on or before 5:00 p.m. Central Time on February 15, 2024 and (ii) Parent is entitled to receive the Company Termination Fee pursuant to Section 8.3(b)(i) (other than if this Agreement is terminated by Parent pursuant to Section 8.1(e)(iii)), then the Company shall return to Parent, and Parent shall be entitled to receive from the Company, an amount equal to the Initial Escrow Deposit Amount.

n.Amendment to Section 8.4(a).   The reference to “February 5, 2024” in Section 8.4(a) of the Agreement is hereby amended to be “February 15, 2024”.
2.Third Party Beneficiary. Concurrently with the execution and delivery of this Amendment, Parent shall deliver to the Company an amendment to certain Additional Financing Documents, in form reasonably acceptable to the Company, which contemplate that the Company is a direct third party beneficiary entitled to directly enforce, against the Financing Source contemplated therein, such Financing Source’s obligation to deposit their portion of the Additional Financing into the Escrow Account (for purposes of funding the Subsequent Escrow Deposit Amount).

3.Other Terms.
a.Interpretation; Effectiveness.   The Agreement shall not be amended or otherwise modified by this Amendment except as set forth in Sections 1 and 2 of this Amendment. The provisions of the Agreement that have not been amended hereby shall be unchanged and shall remain in full force and effect. The provisions of the Agreement amended hereby shall remain in full force and effect as amended hereby. The amendments set forth in herein shall be effective immediately on the date hereof.
b.Reference to the Agreement.   On and after the date hereof, each reference in the Agreement to “this Agreement,” “hereof,” “herein,” “herewith,” “hereunder” and words of similar import shall, unless otherwise expressly stated, be construed to refer to the Agreement as amended by this Amendment. No reference to this Amendment need be made in any instrument or document at any time referring to the Agreement and a reference to the Agreement in any such instrument or document shall, unless otherwise expressly stated, be deemed to be a reference to the Agreement as amended by this Amendment.
c.Miscellaneous. The provisions of Sections 9.4 (Counterparts), 9.5 (Interpretation), 9.7 (Governing Law and Venue; Submission to Jurisdiction; Selection of Forum; Waiver of Trial by Jury), 9.9 (Entire Understanding), 9.12 (Severability) and 9.13 (Construction) of the Agreement are incorporated herein by reference and form part of this Amendment as if set forth herein, mutatis mutandis.

[Signature pages follow]

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed and delivered as of the date first above written.

BATTALION OIL CORPORATION

By:/s/ Matthew Steele

Name:Matthew Steele
Title:Chief Executive Officer

[Signature page to Amendment to Agreement and Plan of Merger]

FURY RESOURCES, INC.

By:/s/ Ariella Fuchs

Name:Ariella Fuchs
Title:President and General Counsel

SAN JACINTO MERGER SUB, INC.

By:/s/ Ariella Fuchs

Name:Ariella Fuchs
Title:President and General Counsel

[Signature page to Amendment to Agreement and Plan of Merger]